Exhibit 99.1

Crescent Point Announces 2024 Annual and Special Meeting of Shareholders Details

CALGARY, AB, May 3, 2024 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) and (NYSE: CPG) announces that its Annual and Special Meeting of Shareholders ("AGM") will be held on May 10, 2024 at 10:00 a.m. MT (12:00 p.m. ET).

The AGM will be conducted in a virtual-only format. Registered shareholders, and duly appointed proxyholders, will have the opportunity to participate in the meeting by way of a live webcast. This webcast will allow registered shareholders to participate, ask questions and vote at the meeting through the online portal. Non-registered (or beneficial) shareholders may also listen to a live webcast of the meeting but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders. Crescent Point recommends shareholders log into the webcast at least 10 minutes in advance of the meeting start time to ensure connectivity.

The Company encourages shareholders to continue voting in advance by proxy. Full details on how to vote, appoint a proxy holder, attend the virtual AGM, ask questions and other general proxy matters are available in the information circular and on the Company's website or at Crescent Point's SEDAR+ or EDGAR company profile.

A replay of the AGM will be available through the Company's website following completion of the meeting.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:https://www.prnewswire.com/news-releases/crescent-point-announces-2024-annual-and-special-meeting-of-shareholders-details-302135205.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2024/03/c8295.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 12:00e 03-MAY-24